April 14, 2021

Patrick F. Scott

Senior Counsel

US Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	The Guardian Separate Account R

Response to Comments to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 – File Nos. 333-187762 and 811-21438

Dear Mr. Scott:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on April 12, 2021. For the responses that follow, page references reflect the page number in The Guardian Investor ProFreedom Variable Annuity (B Share) filed with the SEC on February 26, 2021.

1.	Comment: Page FS1, facing sheet– Place effective date on facing sheet.

RESPONSE: May 1, 2021 date inserted.

2.	Comment: Page FS1, Title of Securities Being registered: The Guardian ProFreedom Variable Annuity (B Share) no longer required under Form N-4.

RESPONSE: Deleted.

3.	Comment: Page PRO 4, “Fees and Expense” provide the lowest and highest annual cost numbers to be included.

RESPONSE: The lowest and highest annual cost numbers are $1,541 and $4,328, respectively.”

4.	Comment: Page PRO 4, under “Lowest Annual Cost and Highest Annual Cost” add bullet “No sales charges”

RESPONSE: Language added.

5.	Comment: Page Pro 5, confirm that there are no additional restrictions that should be included.

RESPONSE: Restrictions revised to include Investments that appeared incorrectly under Risks.

7.

Comment: Page Pro 8, “Death Benefits” section, –Item 3.(c) requires disclosure if applicable, to state that the investor will incur an additional fee for selecting a particular benefit. Add disclosure if necessary.

RESPONSE: The following has been added to Optional Benefits Expenses section of the fee table: (You will incur an additional fee for selecting one of these benefits).

8.	Comment: Page PRO 12, add “Principal Risks of Investing in the Contract”.

RESPONSE: Heading added.

9.	Comment: Page PRO 12, Delete bold type from the paragraph of “Inactive Contract” section.

RESPONSE: Bold type deleted.

10.	Comment: Page PRO 19, list the restriction of the number of funds in the Variable Investment Options section of funds in the kit.

RESPONSE: Restriction moved to the appropriate section of the KIT.

11.	Comment: Page PRO 21, add restrictions in TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS in the kit.

RESPONSE: Restriction moved to the appropriate section of the KIT.

12.	Comment: Page PRO 22, Add restrictions under “Deterrence” section to the KIT

RESPONSE: Restriction moved to the appropriate section of the KIT.

13.

Comment: Page PRO 45, “Enhanced Death Benefit Riders” section– For each death benefit, there should be one or more examples in a brief and concise manner–Item 11(a) for Instruction (b) and (c) illustrating the operational benefit.

RESPONSE: We have provided narrative examples illustrating the operation of each benefit in a clear concise and understandable manner in compliance with Item 10(b) and (c).

14.	Comment: Page PRO 72, add language in “Financial Statements” section stating that the financial statements are incorporated by reference in the SAI.

RESPONSE: Language added.

15.	Comment: Page PRO 72, confirm that BUSINESS CONTINUITY CONSIDERATIONS and CYBER-SECURITY have been moved to the Princpal Risk section.

RESPONSE: Confirmed.

16.	Comment: Page Pro 80, Add Contract Id.

RESPONSE: Added

17.	Comment: Page SAI 6, add incorporation by reference compliant with Rule 411.

RESPONSE: Language has been added and will be revised upon filing of Form N-VPFS.

18.	Comment: Page PARTC 1, fix item numbering.

RESPONSE: Fixed.

19.	Comment: Page PARTC 17, delete no longer required.

RESPONSE: Deleted

20.	Comment: Page Part C 19, Item 35. “Location of Accounts and Records”–If information for Item 35. is provided on the form N-CEN, then it is not required.

RESPONSE: Item 35. “Location of Accounts and Records” will be kept in place.

21.	Comment: Page Part C 19, Item 36. Change heading to “Fee Representations” and delete (a), (b), (c) below.

RESPONSE: Heading Changed and appropriate representation made.

22.	Comment: Page ISP Note 1, Delete “Separate Account R”.

RESPONSE: Deleted.

23.	Comment: Page ISP Note 1, Delete “general” from first sentence of second paragraph.

RESPONSE: Deleted.

24.	Comment: Page PROTOC 1, add missing sections.

RESPONSE: Added.

25.	Comment: ISP PRO 3 incorporate comments from KIT in statutory prospectus.

RESPONSE: Changes incorporated.

26.	Comment: For ISP delete disclosure regarding contracts sold prior to May, 1, 2017.

RESPONSE: Deleted.

27.	Comment: Page ISP PRO 23, revise back cover to include prescribed language for 498A.

RESPONSE: Revised.

28.	Comment: Page ISP PRO 23, replace registration numbers with Contract ID.

RESPONSE: Replaced.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ PatrickIvkovich

Patrick Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10001

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com